                                                         Exhibit 99.1


FOR IMMEDIATE RELEASE:                               CONTACT:
August 2, 2001 and Thereafter                        John N. Nelli
                                                     Chief Financial Officer
                                                     (919) 653-1265
                                                     jnelli@tangram.com


                     Tangram Enterprise Solutions Announces
               52% Revenue Increase for Q2, Reaffirms 2001 Outlook

Cary, N.C. -- August 2, 2001 -- Tangram Enterprise Solutions, Inc. (NASDAQ:
TESI), a recognized leader in the IT asset management market, today announced operating results for the second quarter ended June 30, 2001. Revenues for the second quarter of 2001 increased 52% to $3.3 million, compared with revenues of $2.2 million for the second quarter ended June 30, 2000. License and product revenues increased to $1.3 million from $483,000 and services revenue increased to $2.0 million from $1.7 million when comparing the quarters ended June 30, 2001 and June 30, 2000. For the three months ended June 30, 2001, the company reported a net loss of $624,000, or $0.04 per share, down from a loss of $2.5 million, or $0.15 per share, for the comparable quarter in 2000.

For the six months ended June 30, 2001, the company reported a net loss of $1.2 million, or $0.07 per share, on revenues of $6.9 million, compared to a net loss of $3.8 million, or $0.24 per share, on revenues of $5.3 million for the six months ended June 30, 2000.

"While our revenues have improved significantly over last year, we--like many other companies in the technology sector--are feeling the impact of the current sluggish economy. As a result of extensive layoffs and hiring freezes, many organizations simply do not have the internal technical resources to effectively implement new projects," commented Norm Phelps, president and CEO of Tangram. "Consequently, even the most valuable of projects--including asset management--are often put on the back burner until the organizations have adapted to their trimmed-down workforces. Despite the economic slowdown in the asset management market, we continue to be optimistic in our ability to meet our previously stated performance objectives and achieve break-even performance in Q3 and a return to profitability by end of year."

Significant accomplishments for the period include:

     o Tangram completes beta testing of Enterprise Insight, the company's lifecycle asset management solution. Feedback from beta customers confirms the solution's organizational value, ease-of-use, and reliability.

     o Tangram commences transitioning the former Wyzdom Solutions customer base to the Enterprise Insight asset management solution.

     o Tangram receives notification from Nasdaq that the Company has successfully met the requirements for continued listing on The Nasdaq SmallCap Market. The company's original Nasdaq symbol, TESI, was reinstated on June 20, 2001.

     o Tangram unveils a new three-tiered customer support program that addresses the diverse support and educational needs of its customer base. Industry analysts have lauded the program as both revolutionary in the support arena and unique in the asset management market.

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TANGRAM ENTERPRISE SOLUTIONS ANNOUNCES 52% REVENUE INCREASE FOR Q2 Page 2 of 3

     o Tangram announces partnership agreements with two of Europe's top IT distributors. Fitz Software of Ireland will market and sell Tangram's Enterprise Insight(TM) and Asset Insight(R) in the U.K. and Ireland. The M-Consult Group of Denmark will market and sell Tangram's solutions throughout the Scandinavian countries of Denmark, Finland, Sweden, and Norway.

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (statements that are not historical facts and relate to future performance) that involve risks and uncertainties. These forward-looking statements, based upon information available to Tangram as of today's date, include statements about recently adopted strategies, including the launch into the asset management market space and financial growth expectations that are subject to risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including unanticipated bugs or other technical problems that may arise in the future which could impact market acceptance of Enterprise Insight. There can be no assurance that the anticipated benefits relating to Tangram's purchase of the Wyzdom lifecycle asset management technology will be realized, and there can be no assurance that Tangram will be able to succeed or capitalize upon the opportunities in the asset management market. Additionally, there can be no assurance that Tangram will be able to successfully maintain compliance with Nasdaq's minimum bid price requirement or that The Nasdaq SmallCap Market would not delist Tangram's common stock for other reasons in the future. Other risk factors include Tangram's reliance on key personnel to guide these efforts; competitive forces in the labor markets in which Tangram participates; general economic and stock market conditions; and other risks identified in Tangram's SEC filings, including its Form 10-K for the year ended December 31, 2000 and subsequent filings with the SEC. Tangram assumes no obligation to update any of these statements and these statements are not guarantees of Tangram.



About Tangram (www.tangram.com)
               ---------------
With a client base boasting 24% of the Fortune 100 companies, Tangram Enterprise Solutions, Inc. is a leading provider of IT asset management solutions for large and midsize organizations across all industries, in both domestic and international markets. Tangram's core business strategy and operating philosophy center on delivering world-class customer care, creating a more personal and productive IT asset management experience through a phased solution implementation, providing tailored solutions that support evolving customer needs, and maintaining a leading-edge technical position. To date, Tangram's solutions are employed at more than 200 customer sites throughout the world, managing more than 2 million workstations, servers, and other related assets. Tangram is a partner company of Safeguard Scientifics, Inc. (www.safeguard.com) (NYSE: SFE), a leader in identifying, developing, and operating premier technology companies in the infrastructure technology industry with a focus on three sectors: software, communications, and eServices.


                                    - MORE -
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TANGRAM ENTERPRISE SOLUTIONS ANNOUNCES 52% REVENUE INCREASE FOR Q2   Page 3 of 3

                                                   Statements of Operations
                                           (in thousands, except per share amounts)


                                                    Three Months ended June 30                    Six Months ended June 30
                                                     2001               2000                     2001                   2000
                                           ---------------------------------------------------------------------------------
Revenues:
   Licenses and product                    $        1,306        $       483            $       2,928           $      1,878
   Services                                         2,014              1,699                    3,957                  3,415
                                           ---------------------------------------------------------------------------------
Total revenues                                      3,320              2,182                    6,885                  5,293
Cost of revenues                                      923              1,098                    1,791                  2,174
                                           ---------------------------------------------------------------------------------

Gross profit                                        2,397              1,084                    5,094                  3,119

Operating expenses:
   Sales and marketing                              1,644              1,759                    3,258                  3,344
   General and administrative                         772                990                    1,464                  1,967
   Research and development                           600                814                    1,482                  1,616
                                           ---------------------------------------------------------------------------------
Total operating expenses                            3,016              3,563                    6,204                  6,927
                                           ---------------------------------------------------------------------------------

Loss from operations                                 (619)            (2,479)                  (1,110)                (3,808)

Other expense                                          (5)               (25)                     (83)                   (30)
                                           ---------------------------------------------------------------------------------

Loss before income taxes                             (624)            (2,504)                  (1,193)                (3,838)
Provision for income taxes                              0                  0                        0                      0
                                           ---------------------------------------------------------------------------------

Net loss                                   $         (624)       $    (2,504)           $      (1,193)          $     (3,838)
                                           =================================================================================

Loss per common share:
   Basic and diluted                       $        (0.04)       $     (0.15)           $       (0.07)          $      (0.24)
                                           =================================================================================


Weighted average number of
 common shares outstanding:
   Basic and diluted**                             19,406             16,248                   18,411                 16,179
                                           =================================================================================

** Weighted average number of common shares outstanding on a diluted basis for the three and six month periods ended June 30, 2001 and 2000 does not include common stock equivalents because the effect of inclusion of the exercise of stock options would be to reduce the loss per common share.

                                      # # #

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